ITEM 77M: Mergers

       Morgan Stanley Dividend Growth Securities Inc.

     On December 16, 2003, a Special Meeting of Shareholders of Morgan Stanley Equity Fund ("Equity") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Equity and Morgan Stanley Dividend Growth Securities Inc. ("Dividend Growth"), pursuant to which substantially all of the assets of Equity would be combined with those of Dividend Growth and shareholders of Equity would become shareholders of Dividend Growth receiving shares of Dividend Growth with a value equal to the value of their holdings in Equity. On July 31, 2003 the Board of Trustees unanimously approved the Reorganization Agreement, and on December 16, 2003 the Reorganization Agreement was approved by the affirmative vote of a majority of the shares of Equity represented in person or by proxy and entitled to vote at the meeting.

      On  December 19, 2003, the Reorganization Plan between
Equity and Dividend Growth was completed according to the terms set forth above and in the Reorganization Agreement.